SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          TRANSFINANCIAL HOLDINGS, INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    89365P106
                                    ---------
                                 (CUSIP Number)

     TIMOTHY P. O'NEIL, 8245 NIEMAN ROAD, SUITE 100, LENEXA, KS 66214
                                 (913) 859-0055
     ----------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 18, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 89365P106
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Timothy P. O'Neil
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
  2                                                                   (a) [    ]
                                                                      (b) [ x  ]
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e) [    ]
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------

                      7  SOLE VOTING POWER

                       32,820(1)
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON     8  SHARED VOTING POWER
       WITH
                       223,100(2)
                    ------------------------------------------------------------

                      9  SOLE DISPOSITIVE POWER

                       69,120(1)(3)
                    ------------------------------------------------------------

                     10  SHARED DISPOSITIVE POWER

                       223,100(2)
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                       292,220
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [ x ](See Instructions)
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.2

--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN
--------------------------------------------------------------------------------

(1) Includes 32,820 shares issuable upon the exercise of presently exercisable options. Does not include 9,000 shares held in various irrevocable trusts for the benefit of Mr. O'Neil's children and over which he has no voting or investment power. Also does not include 23,860 shares to be issued pursuant to deferred compensation arrangements over three years following the termination of his employment.

(2) Includes 223,100 shares owned by COLA Acquisitions, Inc. Mr. O'Neil disclaims ownership of shares owned by COLA Acquisitions, Inc.

(3) Includes 36,300 shares owned by an individual retirement account for the benefit of Mr. O'Neil and voted by the trustee.

CUSIP No. 89365P106
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       William D. Cox
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                      (a) [    ]
                                                                      (b) [ x  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e) [    ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------
   >
                    7  SOLE VOTING POWER

                        13,000(1)
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   8  SHARED VOTING POWER
       WITH
                        223,100(2)
                    ------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                        24,500(1)(3)
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                        223,100(2)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                        247,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [   ] (See Instructions)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.6

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN
--------------------------------------------------------------------------------
(1) Includes 13,000 shares issuable upon the exercise of presently exercisable options.

(2) Includes 223,100 shares owned by COLA Acquisitions, Inc. Mr. Cox disclaims ownership of shares owned by COLA Acquisitions, Inc.

(3) Includes 11,500 shares owned by an individual retirement account for the benefit of Mr. Cox and voted by the trustee.

CUSIP No. 89365P106
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Roy R. Laborde

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                      (a) [    ]
                                                                      (b) [ x  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e) [    ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------

                    7  SOLE VOTING POWER

                                    62,900(1)
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON     8  SHARED VOTING POWER
       WITH
                                     223,100(2)
                    ------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                                     67,950(1)(3)
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                                     223,100(2)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         291,150
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [   ] (See Instructions)
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.9

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         IN
--------------------------------------------------------------------------------
(1) Includes 11,150 shares issuable upon the exercise of presently exercisable options.

(2) Includes 223,100 shares owned by COLA Acquisitions, Inc. Mr. Laborde disclaims ownership of shares owned by COLA Acquisitions, Inc.

(3) Includes 5,050 shares owned by an individual retirement account for the benefit of Mr. Laborde and voted by the trustee.

CUSIP No. 89365P106
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       COLA Acquisitions, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       481222422
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                      (a) [   ]
                                                                      (b) [ x ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       BK, OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e) [    ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas
--------------------------------------------------------------------------------

                    7  SOLE VOTING POWER

                         223,100
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON     8  SHARED VOTING POWER
       WITH
                         -0-
                    ------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                         223,100
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         223,100
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         6.9

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         CO
--------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D (the "Statement") originally filed by Timothy P. O'Neil, William D. Cox, Roy
R. Laborde and COLA Acquisitions, Inc. (collectively, the "Reporting Persons") on October 19, 1999 to reflect the potential existence of a "group" owning greater than 5% of the Common Stock of TransFinancial Holdings, Inc. (the "Issuer" or the "Company). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

      Neither the filing of this Amendment nor the filing of the Statement should be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      Items 3, 4, 5 and 7 of the Statement are hereby amended as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended by the addition of the following:


      On February 18, 2000, COLA Acquisitions received notification that LaSalle was terminating its commitment to provide the Facilities to be used to finance the Merger. LaSalle's termination was based on the Company's operating results and LaSalle's conclusion that a material adverse change had occurred with respect to the Company's operations in the period subsequent to the issuance of the Commitment Letter.


ITEM 4.  PURPOSE OF THE TRANSACTION

      Item 4 is hereby amended by the addition of the following:


      On February 18, 2000, based on the termination of LaSalle's commitment to fund the Facilities and the corresponding inability to close the transaction contemplated by the Merger Agreement, COLA Acquisitions sent a letter to the Company requesting that the Merger Agreement be terminated by mutual consent. The receipt of financing by COLA Acquisitions was a condition to its obligation to consummate the Merger. On the same day, the Company agreed to terminate the Merger Agreement pursuant to the termination provisions included therein. A copy of the letter agreement reflecting that termination is attached hereto as
Exhibit 99.4.

      The Reporting Persons collectively may be deemed to own approximately 384,670 shares, or 11.7 percent, of the Common Stock outstanding. The Reporting Persons originally sought to acquire all of the Common Stock outstanding pursuant to the terms of the Merger Agreement. As a consequence of the termination of the Merger Agreement, the Reporting Persons have at the present time abandoned those plans and intend to dissolve COLA Acquisitions and to end any other associations they may have that could cause them to comprise a "group" for the purposes of Section 13(d)(3) of the Act. Thus, at the present time, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby amended and restated in its entirety as follows:


                                TIMOTHY P. O'NEIL

(a) Mr. O'Neil may be deemed to beneficially own 292,220 shares of Common Stock (including 32,820 shares issuable upon the exercise of presently exercisable options) constituting approximately 8.2 percent of the Common Stock outstanding.

(b) Mr. O'Neil has sole voting power and sole investment power with respect to 32,820 shares of Common Stock referred to in paragraph (a) above. Mr. O'Neil has sole investment power with respect to 36,300 shares of Common Stock referred to in paragraph (a). Mr. O'Neil may be deemed to have shared voting and dispositive power with respect to 223,100 shares owned by COLA Acquisitions. Mr. O'Neil disclaims beneficial ownership of shares owned by COLA Acquisitions.

(c) No transactions in the Common Stock were effected by Mr. O'Neil within the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)  Not applicable.

                                 WILLIAM D. COX

(a) Mr. Cox may be deemed to beneficially own 247,600 shares of Common Stock (including 13,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 7.6 percent of the Common Stock outstanding.

(b) Mr. Cox has sole voting power and sole investment power with respect to 13,000 of the shares of Common Stock referred to in paragraph (a) above. Mr. Cox has sole investment power with respect to 11,500 shares of Common Stock referred to in paragraph (a). Mr. Cox may be deemed to have shared voting and dispositive power with respect to 233,100 shares owned by COLA Acquisitions. Mr. Cox disclaims beneficial ownership of shares owned by COLA Acquisitions.

(c) No transactions in the Common Stock were effected by Mr. Cox within the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)  Not applicable.

                                 ROY R. LABORDE

(a) Mr. Laborde may be deemed to beneficially own 291,050 shares of Common Stock (including 11,150 shares issuable upon the exercise of presently exercisable options), constituting approximately 8.9 percent of the Common Stock outstanding.

(b) Mr. Laborde has sole voting power and sole investment power with respect to 62,900 of the shares of Common Stock referred to in paragraph (a) above. Mr. Laborde has sole investment power with respect to 5,050 shares of Common Stock referred to in paragraph (a). Mr. Laborde may be deemed to have shared voting and dispositive power with respect to 223,100 shares owned by COLA Acquisitions. Mr. Laborde disclaims beneficial ownership of shares owned by COLA Acquisitions.

(c) In December of 1999, Mr. Laborde contributed 100,900 shares of Common Stock to COLA Acquisitions as contemplated by the Merger Agreement and as discussed in the Statement. No transactions in the Common Stock were effected by Mr. Laborde within the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)  Not applicable.


                                COLA ACQUISITIONS

(a) COLA Acquisitions beneficially owns 223,100 shares of Common Stock constituting approximately 7.2 percent of the Common Stock outstanding.

(b) COLA Acquisitions has sole voting power and sole investment power with respect to 223,100 of the shares of Common Stock referred to in paragraph
     (a) above.

(c) In December of 1999, Mr. Laborde contributed 100,900 shares of Common Stock to COLA Acquisitions as contemplated by the Merger Agreement and as discussed in the Statement. No transactions in the Common Stock were effected by COLA Acquisitions within the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby amended by the addition of the following:


      Exhibit 99.4 - Letter Agreement between COLA Acquisitions and the Company.



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2000



                                          /s/ Timothy P. O'Neil
                                          Timothy P. O'Neil



                                          /s/ William D. Cox
                                          William D. Cox



                                          /s/ Roy R. Laborde
                                          Roy R. Laborde


                                          COLA Acquisitions, Inc.


                                          By:  /s/ Timothy P. O'Neil
                                          Name:  Timothy P. O'Neil
                                          Title:  President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX


Exhibit 99.4 - Letter Agreement between COLA Acquisitions and the Company.